Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

PROPOSED RE-ELECTION AND ELECTION OF SUPERVISORS

The Supervisory Committee announced that it has approved the proposed re-election of Mr. Pan Fu, Mr. Li Jia Shi and Ms. Zhang Wei as Supervisors representing the shareholders of seventh session of the Supervisory Committee for a term of three years. In addition, Ms. Yang Yi Hua and Mr. Wu De Ming were elected as Supervisors representing the employees of seventh session of the Supervisory Committee in the joint meeting of the employees' representative meeting of the Company for a term of three years.

A circular containing, inter alia, further details of the proposed re-election and election of Supervisors together with the notice convening the EGM will be despatched to the shareholders of the Company as soon as practicable.

Due to the term of appointment of each supervisors (the “Supervisors”) of the sixth session of the Supervisory Committee (the “Supervisory Committee”) of China Southern Airlines Company Limited (the “Company”) shall expire soon, according to the recommendation of China Southern Air Holding Company(the “CSAHC”), the Supervisory Committee announced that it has approved Mr. Pan Fu, Mr. Li Jia Shi and Ms. Zhang Wei as Supervisors representing the Shareholders of seventh session of the Supervisory Committee for a term of three years. The appointment of seventh session of the Supervisory Committee shall become effective immediately upon the approval from the shareholders of the Company at the coming extraordinary general meeting of the Company to be held (the “EGM”).

In addition, the 23th joint meeting of the third session of employees' representatives meeting of the Company was held on 7 November 2013 and Ms. Yang Yi Hua and Mr. Wu De Ming were elected as Supervisors representing the employees of seventh session of the Supervisory Committee for a term of three years. The appointment of Supervisors representing the employees shall become effective upon the conclusion of the EGM. Due to the results of the joint meeting of the employees' representatives meeting, the term of office of Mr. Liang Zhong Gao shall expire upon the conclusion of the EGM. Mr. Liang Zhong Gao confirms that there is no disagreement between him and the Company and there is no matter in relation to his retirement that need to be brought to the attention of the Shareholders. The Company would like to thank Mr. Liang Zhong Gao for his contribution to the success of the Company.

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The details of each of the nominated Supervisors and Supervisors representing the employees are set out in the Appendix I of this announcement.

Other matters relating to the proposed re-election and election of Supervisors that need to be brought to the attention of the shareholders of the Company and information to be disclosed pursuant the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited shall be further set out in the circular to be despatched to the shareholders of the Company and the announcements regarding their respective effective appointment as and when appropriate.

A circular containing, inter alia, further details of the proposed re-election and election of Supervisors together with the notice convening the EGM will be despatched to the shareholders of the Company as soon as practicable.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Company Secretary

Guangzhou, the People’s Republic of China

7 November 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors; Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Li Shao Bin as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

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APPENDIX I

Biographical details of the candidates proposed to be re-elected and elected as Supervisors and the biographical details of Supervisors representing the employees are set out below:

1.	Pan Fu, aged 50, graduated with a master degree from Chongqing University majoring in power systems and automation, and is a senior engineer. Mr. Pan began his career in 1986, and served successively as the Deputy Chief Engineer of Test Research Institute of Electric Power Bureau of Yunnan Province and the Deputy Head of the Planning Department of Electric Power Industry Bureau of Yunnan Province (Group Company), the Deputy Director of the Planning & Development Department of Yunnan Electric Power Group Co., Ltd., the Deputy Director and Director of Kunming Power Plant, the Deputy Chief Engineer and Chief Engineer of Yunnan Electric Power Corporation, the Deputy Director and Director of the Department of Security Supervision of China Southern Power Grid Company Ltd., the Director of the China Southern Power Grid Technology and Research Center. He served as the General Manager and Deputy Party Secretary of the Guizhou Power Grid Corporation from January 2005 to November 2007, and served as the Director of the Planning Development Department of China Southern Power Grid Company Ltd. from November 2007 to November 2010. Mr. Pan has been the Team Leader of the Discipline Inspection Commission of CSAHC since November 2010 and the Chairman of the Supervisory Committee of the Company since 29 December 2010. Currently, he is also the Chairman of China Southern Airlines Group Passenger and Cargo Agent Company Limited.

2.	Li Jia Shi, aged 52, graduated from Guangdong Polytechnic Normal University majoring in economics and mathematics and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is an expert of political science. Mr. Li began his career in 1976. He served as the Deputy Head of the Organization Division of the Party Committee of the Company, Party Secretary and Deputy General Manager of Guangzhou Nanland Air Catering Company Limited, the Head of the Organization Division of the Party Committee of the Company, the Chairman of Southern Airlines Ka Yuen (Guangzhou) Aviation Supply Company Limited and Guangzhou Nanland Air Catering Company Limited. He served as the Deputy Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company from December 2003 to December 2007. Mr. Li has been the Secretary of the Disciplinary Committee of the Company since December 2007 and has been the Team Deputy Leader of the Discipline Inspection Commission of CSAHC and the Secretary of Disciplinary Committee of the Company since February 2012. Mr. Li has been the Supervisor of the Company since 30 June 2009.

3.	Zhang Wei, aged 47, graduated with a master degree from Tianjin University majoring in investment skills and economics and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior accountant. Ms. Zhang began her career in 1988 and served as the General Manager Assistant and Deputy General Manager of the Finance Department of the Company, the Deputy Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC and the General Manager of SA Finance. Ms. Zhang served as the Deputy Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC from October 2007 to October 2008. Since October 2008, she has been the Director of the Audit Division of CSAHC. Ms. Zhang has been the Supervisor of the Company since June 2008. Currently, Ms. Zhang is also the Chairman of Supervisory Committee of Southern Airlines Culture and Media Co., Ltd, SA Finance, Southern Airlines (Group) Import and Export Trading Company Limited and China Southern Airlines Group Construction and Development Company Limited and the Director of Guangzhou Southern Airline Construction Company Limited.

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4.	Yang Yi Hua, aged 53, has a university degree, and is an accountant and an International Certified Internal Auditor. Ms. Yang served as the Manager of the Financial Office of the Company’s Financial Division, and Deputy General Manager of the Company’s Audit Department. Ms. Yang has been the General Manager of the Company’s Audit Department since May 2002 and the Supervisor of the Company since June 2004. Currently, Ms. Yang is also the Chairman of the Supervisory Committee of Guizhou Airlines, Guangzhou Baiyun International Logistic Company Limited, Beijing China Southern Airlines Ground Service Company Limited and Nan Lung International Freight Limited and the supervisor of Xiamen Airlines, SA Finance and Chongqing Airlines.

5.	Wu De Ming: aged 55, graduated from South China Normal University majoring in political management. He obtained a degree after beginning his career from 1976. Mr. Wu served as the Director of the political division of Operation Department of China Southern Airlines, as the Deputy Party Secretary and Party Secretary of Guangzhou ticket office of China Southern Airlines, and as the Deputy Secretary and Secretary of the party general branch of ticket office of Transportation Department of China Southern Airlines. Mr. Wu served as the Director of the Disciplinary Supervision Department of CSAHC from March 2001 to December 2003; and as the General Director of the Supervision Bureau and Chief Officer of Disciplinary Committee Office from December 2003 to April 2009. He has been a member of Party Committee of Marketing Committee, Secretary to the Disciplinary Committee and President of the Labour Union since April 2009. Save as disclosed above, Mr. Wu De Ming has any relationship with any Directors, Supervisors, senior management, substantial shareholders of the Company.

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